04030938

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

June 16, 2004

SUPPL

RECEIVED
2004 JUN 23 A 10: 15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

June 16, 2004	Stock Exchange Announcement – Notification of Substantial Shareholder

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

PROCESSED
JUN 23 2004
THOMSON FINANCIAL

dlw 6/23

Enclosure
cc: Carmelina Carfora, Company Secretary (w/o enc.)
18031915-40.doc
T:062804

REG-Electrocomponents Holdings Notification

RNS Number:8436Z
Electrocomponents PLC
16 June 2004

ELECTROCOMPONENTS PLC ('the Company')

NOTIFICATION OF SUBSTANTIAL SHAREHOLDER

The Company received notification today (16th June 2004) in accordance with the Companies Act (as amended) that the Capital Group Companies Inc, ('CGC'), a US based holding Company for several subsidiary companies, has a notifiable interest in 22,018,480 Ordinary Sharers of 10p each in the Company, which represents 5.06% of the total issued share Capital of the company. Within this holding it is noted that Capital International Limited's holding of 15,694,180 Ordinary Shares of 10p each now represents 3.61% of the total issued share capital of the Company.

The Company is informed that the shares to which this notification relates are registered as follows:

Registered Holder	Shares
Capital International Limited	15,694,180
Capital International S.A.	1,187,000
Capital International, Inc.	137,300
Capital Research and Management Company	5,000,000

CARMELINA CARFORA
Group Company Secretary
16 June 2004

END